Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

Dated: January 27, 2026

TABLE OF CONTENTS

APPOINTMENT OF PROXYHOLDERS	2

Manner of Voting	3
Voting Thresholds Required for Approval	4

ADVICE TO REGISTERED SHAREHOLDERS	4

ADVICE TO BENEFICIAL SHAREHOLDERS	5

Non-Objecting Beneficial Owners	5
Objecting Beneficial Owners	6
Notice-and-Access	7

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	7

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	7

PARTICULARS OF MATTERS TO BE ACTED UPON	8

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	10

AUDITOR	11

MANAGEMENT CONTRACTS	11

ADDITIONAL INFORMATION	11

DIRECTOR APPROVAL	12

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Anfield Energy Inc. (the “Company”) will be held on Friday, February 27, 2026, at 10:00 a.m. (Pacific time), for the following purposes:

1.

to consider and, if deemed appropriate pass, with or without variation, an ordinary resolution of disinterested shareholders approving Uranium Energy Corp. as a “Control Person” (as defined in the TSX Venture Exchange Corporate Finance Manual) of the Company, as more particularly described in the accompanying management proxy circular dated January 27, 2026 (the “Circular”); and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice is the Circular and a form of proxy or voting instruction form. The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date, and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account you are not a registered Shareholder.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Friday, February 27, 2026

Time:	10:00 a.m. (Pacific time)

Location	Cassels Brock & Blackwell LLP Suite 2200, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8

As set out in the Circular, the enclosed proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED this 27th day of January, 2026	By order of the Board of Directors,

/signed/ “Corey Dias”
Corey Dias
Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Anfield Energy Inc. (the “Company”), for use at the special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of the Company (“Shareholders”) to be held on Friday, February 27, 2026, at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting (the “Notice”) and at any adjournment and postponement thereof. Unless otherwise noted, information in this Circular is given as at January 27, 2026. This Circular has been approved by the board of directors of the Company (the “Board”).

All Shareholders are strongly encouraged to vote in advance of the Meeting using the form of proxy (the “Proxy”) or the voting instruction form (the “VIF”) provided to them with the Meeting Materials (as defined below).

Date:	Friday, February 27, 2026

Time:	10:00 a.m. (Pacific time)

Location	Cassels Brock & Blackwell LLP Suite 2200, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Company (“Management”). The solicitation will be primarily by mail however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation, if any, will be borne by the Company.

We strongly encourage Shareholders to vote their Common Shares prior to the Meeting by proxy, prior to the Proxy cut-off at 10:00 a.m. (Pacific time) on Wednesday, February 25, 2026.

Except as noted below, the Company has distributed or made available for distribution, copies of the Notice, the Circular and the Proxy or the VIF (if applicable) (the “Meeting Materials”) to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries”) for distribution to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Company is sending proxy-related materials directly to NOBOs (as defined below), through the services of its transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”). The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries or by the Company if the names and addresses of the Beneficial Shareholders are provided by Intermediaries. The Company will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are directors and/or officers of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person or company (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying Proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying Proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable Proxy.

A Proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, Computershare, by hand or mail at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A Proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

The Meeting Materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder (or Beneficial Shareholder), and the Company has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING BY PROXYHOLDER

Manner of Voting

The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the Common Shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company’s registrar and transfer agent, Computershare, at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, Common Shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Quorum

A quorum of Shareholders is required to transact business at the Meeting, for all purposes contemplated by this Circular the quorum for transacting business at the Meeting is at least one person who is, or who represents by proxy, one or more shareholders who, in aggregate, hold at least 5% percent of the issued Common Shares entitled to be voted at the Meeting.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting.

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with Computershare using one of the following methods:

(a)	by hand or mail to Computershare Trust Company of Canada at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6; or

(b)	by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524; or

(c)	by touch tone telephone at 1-866-732-8683; or

(d)	by using the internet through the Computershare website at www.investorvote.com.

Registered Shareholders who choose to vote by telephone or the internet will need to provide the control number provided on the enclosed Proxy for the holder.

The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Returning your Proxy

To be effective, we must receive your completed Proxy or VIF no later than 10:00 a.m. (Vancouver time) on February 25, 2026.

If the Meeting is postponed or adjourned, we must receive your completed Proxy by 5:00 p.m. (Vancouver time), two full business days before any adjournment or postponement of the Meeting at which the Proxy is to be used. Late Proxies may be accepted or rejected by the Chairperson of the Meeting at their discretion and they are under no obligation to accept or reject a late Proxy. The Chairperson of the Meeting may waive or extend the Proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Common Shares in their own name.

Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only Proxies deposited by Registered Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, such as a brokerage firm, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The Common Shares held by Intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an Intermediary and its agents are prohibited from voting securities for the Intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the Proxy or VIF supplied to a Beneficial Shareholder by its Intermediary is identical to the Proxy provided by the Company to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies the VIFs and Proxies, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a VIF or Proxy from Broadridge cannot use that form to vote Common Shares directly at the Meeting. Instead, the VIF or Proxy must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such Common Shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver Meeting Materials to its NOBOs. As a result, NOBOs can expect to receive a VIF from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile or other form of electronic transmission. In addition, Computershare provides internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions as specified in the VIF.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for a Registered Shareholder should contact their Intermediary well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a Proxyholder.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their Common Shares are voted at the Meeting. The purpose of the Proxy or VIF provided to an OBO by its Intermediary is limited to instructing the registered holder of the Common Shares on how to vote such Common Shares on behalf of the OBO. The Company does not intend to pay for intermediaries to deliver the Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies unless their Intermediary assumes the costs.

The Proxy or VIF provided to OBOs by Intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. The majority of Intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge. Broadridge typically supplies the VIFs or Proxies, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. An OBO receiving a VIF or Proxy from Broadridge cannot use that form to vote Common Shares directly at the Meeting. Instead, the VIF or Proxy must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such Common Shares are voted.

Shareholders with questions respecting the voting of Common Shares held through an Intermediary should contact that Intermediary for assistance.

United States Shareholders

This solicitation of Proxies and VIFs involves securities of the Company, which is located in Canada and is being effected in accordance with the corporate and securities laws of the Province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Notice-and-Access

The Company is not relying on the notice-and-access provisions of securities laws for delivery of the Meeting Materials to Registered Shareholders or Beneficial Shareholders.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the current directors or executive officers, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on January 21, 2026 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a Proxy or VIF in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s Common Shares voted at the Meeting, or any adjournment thereof.

The Company’s authorized capital consists of an unlimited number of Common Shares without par value. As at the Record Date, the Company had 17,288,115 Common Shares issued and outstanding, each Common Share carrying the right to one vote.

Principal Holders of Voting Securities

To the best of knowledge of the directors and executive officers of the Company, as of the date of the Circular, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than as disclosed below:

Name of Shareholder	Number of Common Shares beneficially owned, directly or indirectly		Percentage of Issued and Outstanding(1)
Uranium Energy Corp. (“Uranium Energy”)	4,978,877	(1)	28.8	%(2)

(1)

The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from Computershare and/or furnished by the Shareholder listed above.

(2)	On a non-diluted basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Approval of Control Person

Background of Uranium Energy

On January 14, 2025, the Company announced that it had entered into a subscription agreement with Uranium Energy, a public company listed on the NYSE American, whereby Uranium Energy agreed to acquire 104,142,857 Common Shares at a price of $0.14 per Common Shares for total gross proceeds of $15,000,000, which such financing closed on January 15, 2025.

On February 20, 2025, the Company entered into an indemnification support agreement with Uranium Energy whereby Uranium Energy agreed to provide indemnification support limited to US$3,000,000 (the “Support Amount”) in connection with certain bonding requirements relating to Shootaring Canyon Mill. In consideration for the provision of the indemnity, the Company agreed to pay to Uranium Energy a cash support fee equal to the Support Amount multiplied by the secured overnight financing rate as administered by the CME Group Benchmark Administration Limited plus 5% per annum, which fee is to be calculated monthly and paid in US dollars in arrears on the first day of each calendar month. The Company also agreed to grant Uranium Energy certain board nomination rights as well as anti-dilution and pre-emptive rights, pursuant to which Uranium Energy may subscribe for and be issued up to such number of Common Shares that will allow Uranium Energy to maintain its percentage ownership interest in the Company.

On June 20, 2025, enCore Energy Corp. sold 170,000,000 Common Shares (on a pre-consolidation basis) to Uranium Energy pursuant to a private sale transaction, bringing Uranium Energy’s shareholdings in the Company to 32.4% of the then outstanding Common Shares of the Company (the “Acquisition”). Following closing of the Acquisition, Uranium Energy was deemed to have become a “Control Person” of the Company, as defined in the TSX Venture Exchange Corporate Finance Manual (the “TSXV Manual”), because it owned more than 20% of the outstanding Common Shares of the Company.

On December 24, 2025, the Company announced that it was undertaking a non-brokered private placement of 1,345,292 Common Shares of the Company, at a price of US$4.46 per Common Share, to raise gross proceeds of US$6,000,000 (the “LIFE Offering”). The Company also announced an undertaking of a concurrent non-brokered private placement for the issuance of 896,861 subscription receipts (the “Subscription Receipts”) to UEC Energy Corp. (“UEC”), a wholly-owned subsidiary of Uranium Energy, at a price of US$4.46 per Subscription Receipt, for gross proceeds of US$4,000,000 (the “Concurrent Offering”).

Each Subscription Receipt entitles UEC, a wholly-owned subsidiary of Uranium Energy, to receive, upon satisfaction of the Escrow Release Conditions (as defined below) on or prior to 5:00 p.m. (Vancouver time) on March 31, 2026 or such other later date as may be specified by UEC in writing, one Common Share in the capital of the Company (each, a “Subscription Receipt Share”), without payment of additional consideration and without further action on the part of UEC. The Company requires the approval of the TSX Venture Exchange (the “TSXV”) of the participation of Uranium Energy through its wholly-owned subsidiary, UEC, in the Concurrent Offering and, pursuant to the TSXV Manual, the approval of the disinterested shareholders of the Company of Uranium Energy as a “Control Person” of the Company (as such term is defined by the TSXV Manual) by at least a simple majority of the votes cast at the Meeting, excluding votes attached to Common Shares held by Uranium Energy and its “Associates” and “Affiliates” (as such terms are defined by the TSXV Manual) (the “Escrow Release Conditions”).

On January 12, 2026, the Company announced the closing of the LIFE Offering and the Concurrent Offering.

TSXV Manual – Control Person

Under the TSXV Manual, a “Control Person” means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

The TSXV Manual requires that disinterested shareholders must approve the creation of a new Control Person in certain circumstances. Since the Acquisition occurred on the open market without involvement by the Company, the Company was not required to seek disinterested shareholder approval of Uranium Energy as a Control Person pursuant to the TSXV Manual at such time. The Company, however, is required to seek disinterested shareholder approval of Uranium Energy as a Control Person of the Company in connection with an issuance of the Subscription Receipt Shares by the Company to Uranium Energy, through its wholly-owned subsidiary, UEC, following which Uranium Energy would remain a Control Person of the Company.

Uranium Energy currently has beneficial control and ownership of 4,978,877 Common Shares representing approximately 28.8% of the issued and outstanding Common Shares, 1,283,639 Common Share purchase warrants that if exercised would represent 6.9% of the issued and outstanding Common Shares and 896,861 Subscription Receipts that if converted would represent 4.9% of the issued and outstanding Common Shares.

Assuming the conversion of the Subscription Receipts and issuance of the Subscription Receipt Shares, Uranium Energy would come to beneficially own 5,875,738 Common Shares representing approximately 32.3% of the issued and outstanding Common Shares, and if the Common Share purchase warrants owned by Uranium Energy were exercised in full, Uranium Energy would come to own an aggregate of 7,159,377 Common Shares representing 36.8% of the then issued and outstanding Common Shares. Accordingly, at this Meeting, the Company is seeking disinterested shareholder approval of Uranium Energy as a Control Person of the Company.

The purpose of this Meeting is to seek the requisite disinterested shareholder approval of Uranium Energy as a Control Person of the Company because of Uranium Energy’s participation, through its wholly-owned subsidiary UEC, in the Concurrent Offering.

Exemption from MI 61-101 Requirements

Uranium Energy’s participation in the Concurrent Offering through its wholly-owned subsidiary, UEC, for 896,861 Subscription Receipts and gross proceeds of US$4,000,000 constitutes a “related party transaction” within the meaning of TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions and Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). This requires the Company, in the absence of exemptions, to obtain a formal valuation for, and minority shareholder approval of, the “related party transactions”.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties) and formal valuations in certain circumstances.

The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Concurrent Offering, insofar as it involves Uranium Energy, through its wholly-owned subsidiary, UEC, exceeds 25% of the Company’s market capitalization as determined in accordance with MI 61-101. However, the Company is nonetheless obtaining disinterested shareholder approval under TSXV policies.

Control Person Resolution

In connection with the requisite disinterested shareholder approval for Uranium Energy being a Control Person of the Company, Management will place the following proposed ordinary resolution before disinterested shareholders of the Company at the Meeting for their consideration. To be passed, a majority of the votes cast at the Meeting in person or by proxy by disinterested shareholders, being votes cast by Shareholders at the Meeting excluding Uranium Energy and any of its “Associates” and “Affiliates” (as such terms are defined in the TSXV Manual), must be voted in favour of this resolution. As of the Record Date, it has been determined that 4,978,877 owned by Uranium Energy and its Associates and Affiliates will be excluded from voting on this resolution.

“BE IT RESOLVED THAT:

1.

the approval of Uranium Energy Corp. as a “Control Person” of Anfield Energy Inc. (the “Company”), as such term is defined in the TSX Venture Exchange Corporate Finance Manual, and as more particularly described in Company’s management information circular dated January 27 2026, is ratified, confirmed and approved;

2.

any one director or officer of the Company is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in such director or officer’s opinion may be necessary to give effect to the matters contemplated by these resolutions; and

3.	any acts taken prior to the effective date of this resolution by any director or officer of the Company in connection with this resolution are hereby approved, ratified and confirmed.”

The Board recommends that disinterested shareholders vote in favour of the foregoing resolution approving Uranium Energy as a Control Person of the Company. Unless instructed in the Proxy to the contrary, the persons named in the Proxy intend to vote FOR the resolution approving Uranium Energy as a Control Person of the Company.

2. Other Matters

Management knows of no other matters to come before the Meeting other than those referred to in the Notice. Should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Other than as disclosed elsewhere in this Circular, no Informed Person or any associate or affiliate of an Informed Person, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

AUDITOR

The auditor of the Company is Dale Matheson Carr Hilton LaBonte LLP, Chartered Professional Accountants.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are, to any substantial degree, performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca. The Company’s audited financial statements and management discussion and analysis (“MD&A”) for the financial year ended December 31, 2024, are available for review under the Company’s profile on SEDAR+. Shareholders may contact the Company to request copies of the financial statements and MD&A at phone number (604) 669-5762 or fax number (604) 608-4804. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The Company’s financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

DATED this 27th day of January, 2026

BY ORDER OF THE BOARD OF DIRECTORS

ANFIELD ENERGY INC.

/signed/ “Corey Dias”
Corey Dias
Chief Executive Officer